VIA EDGAR	August 31, 2012

Re:	China TransInfo Technology Corp.

Revised Preliminary Proxy Statement on Schedule 14A
Filed on August 10, 2012
File No. 001-34134

Amendment No. 1 to Schedule 13E-3
Filed on August 10, 2012 by China TransInfo Technology Corp., et. al.
File No. 005-79105

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of China TransInfo Technology Corp., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of August 21, 2012 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-79105 (“Schedule 13E-3 Amendment No. 1”), and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34134 (the “Preliminary Proxy Statement Amendment No. 1”), both filed on August 10, 2012 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on Preliminary Proxy Statement Amendment No. 1 are references to page numbers in Amendment No. 2 to Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment No. 2”) filed concurrently with the submission of this letter. In addition, marked copies of Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 2”) and Preliminary Proxy Statement Amendment No. 2 to show changes between Schedule 13E-3 Amendment No. 2 and Schedule 13E-3 Amendment No. 1 and between Preliminary Proxy Statement Amendment No. 2 and Preliminary Proxy Statement Amendment No. 1 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Preliminary Proxy Statement Amendment No. 2.

Page 2	August 31, 2012

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of TransCloud Company Limited, TransCloud Acquisition Inc., Shudong Investments Limited, Karmen Investment Holdings Limited, SAIF Partners III, L.P., SAIF Partners IV, L.P., Mr. Shudong Xia, Ms. Danxia Huang, and Mr. Shufeng Xia, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Schedule 13E-3 Amendment No. 2 and Preliminary Proxy Statement Amendment No. 2 in response to the Staff’s comments.

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Revised Preliminary Proxy Statement on Schedule 14A

Questions and Answers, page 12

1.	Regarding your response to prior comment 6, please note that your Questions and Answers section should not be a mere repetition of the summary in a different format. For example and without limitation, both sections provide similar or identical discussions on when the merger consideration will be received, how options and warrants will be treated, and the voting recommendation of board. Please refer to Staff Legal Bulletin No. 7A (June 7, 1999) and further consider revising in accordance with our prior comment.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to pages 12 and 13 of Preliminary Proxy Statement Amendment No. 2. The Staff’s comment is duly noted and the Company has endeavored to make the Questions and Answers section “not be a mere repetition of portions of the summary in a different format” as suggested in Staff Legal Bulletin No. 7A (June 7, 1999). However, the Company supplementally advises the Staff that it believes the question-and-answer format would help the investors better understand the issues in the remaining portion of such section by providing them with information in addition to that provided in the summary section, and therefore would like to keep the revised Questions and Answers section in the proxy statement.

Page 3	August 31, 2012

Background of the Merger, page 19

2.	Please further clarify your revisions in response to prior comment 10 on page 21 to disclose how you define “relationships” and “interests.”

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised to clarify what “relationships” and “interests” that we referred to in the disclosure. Please refer to page 21 of Preliminary Proxy Statement Amendment No. 2.

3.

Refer to the last paragraph on page 23 that you revised in response to prior comment 17. You state that the “special committee decided on a 2% offer price increase.” Disclose why the special committee, and not Mr. Xia, determined the extent of the price increase: why did the special committee not simply request a higher price and allow Mr. Xia to make an offer? Please also revise to clarify and include the reasons why the revised merger consideration of $5.80 resulted in a greater than 2% increase.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 23 of Preliminary Proxy Statement Amendment No. 2.

Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of Merger, page 28

4.

Please tell us whether the revisions made in response to prior comments 21 and 23 indicate that the special committee and the board of directors did not, in fact, consider the factors referenced in the deleted disclosure. Alternatively, reinstate the disclosure and revise it to comply with our prior comments.

In response to the Staff’s comments, the first two bullet points removed in Preliminary Proxy Statement Amendment No. 1 have been reinstated and revised to comply with the Staff’s prior comments 21 and 23. Please refer to page 28 of Preliminary Proxy Statement Amendment No. 2. The Company supplementally advises the Staff that the reason why the Company removed the first two bullet points in Preliminary Proxy Statement Amendment No. 1 is that the board shared the management’s view of our financial condition, results of operations, business, prospects and competitive position, and the management’s view has been reflected in the financial projections prepared by the management of the Company, which was a part of the financial analyses conducted by William Blair as described in the last bullet point of a list of substantive factors and potential benefits of the merger on page 31 of Preliminary Proxy Statement Amendment No. 2. Please also refer to the “Prospective Financial Information” on page 47 of Preliminary Proxy Statement Amendment No. 2 for a detailed discussion of the management’s view of our Company.

5.

We reissue prior comment 26. We note that in response to our comment you simply subsumed the negotiations over the merger consideration with those over the remaining terms of the merger agreement without addressing the substance of our prior comment.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 23 Preliminary Proxy Statement Amendment No. 2. The Company also supplementally advises the Staff that the merger consideration was only one of the many terms the parties bargained over during negotiation and both parties viewed the merger agreement as a whole and negotiated the significant open issues as a package, including the merger consideration, simultaneously during negotiation.  The special committee concluded that $5.80 was the highest price the buyer group would pay while at the same time conceding the other merger agreement points the special committee deemed to be important to ensure protection of the interests of the shareholders.

Page 4	August 31, 2012

6.	We note your response to prior comment 27. Please revise the relevant disclosure to explain why you do not believe that “net book value reflects or has any meaningful impact on the market price of the Company common stock or the fair market value of the Company’s assets or business.” Also revise your disclosure to provide the basis for your statement that “the value of the Company’s assets that might be realized in a liquidation would be significantly less than the value represented by the aggregate merger consideration.”

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 31 of Preliminary Proxy Statement Amendment No. 2.

Selected Transactions Analysis, page 37

7.	We note your revisions in response to prior comment 33. Your statement in the second sentence of the first paragraph in this section that the factors mentioned were “[a]mong the factor considered,” suggests that other factors were analyzed. Please revise to include all factors considered, in accordance with our prior comment.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 37 of Preliminary Proxy Statement Amendment No. 2.

Discounted Cash Flow Analysis, page 38

8.	Please clarify your disclosure in the first paragraph in response to prior comment 34 to state why it is appropriate to eliminate outliers and the “effects of different market conditions” in this transaction. Also disclose what you mean by “different market conditions.”

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 38 of Preliminary Proxy Statement Amendment No. 2.

Page 5	August 31, 2012

Prospective Financial Information, page 42

9.	You state in the last sentence of the first paragraph that the financial projections were last updated on March 26, 2012. Given the time elapsed, please disclose why you considered these projections and the resulting discounted cash flow valuation and leverage acquisition analysis to provide a reliable estimate of the company’s value as of June 8, 2012.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised. Please refer to page 47 of Preliminary Proxy Statement Amendment No. 2.

Interests of the Company’s Directors and Officer, page 53

10.	We note the table in response to prior comment 41. With a view to material disclosure, please tell us why Mr. Xingming Zhang is not receiving cash for his options.

The Company respectfully advises the Staff that the exercise price of Mr. Xingming Zhang’s options is $6.03 per share, higher than the $5.80 per share merger consideration. As a result, pursuant to the Agreement and Plan of Merger, dated as of June 8, 2012, Mr. Zhang is not receiving cash for his options in connection with the merger.

Other Matters

Submission of Stockholders Proposals, page 87

11.	The deadline for submitting a shareholder proposal that you disclose in response to prior comment 52 has passed. Please revise and in your response tell us how you calculated the deadline in light of Exchange Act Rule 14a-8(e).

The Company respectfully advises the Staff that the deadline for submitting a shareholder proposal for the 2012 annual meeting was disclosed in the Company’s last year’s proxy statement. According to Exchange Act Rule 14a-8(e)(2), the shareholder proposal for a regularly scheduled annual meeting must be received at the company’s principal executive offices not less than 120 calendar days before the one year anniversary of the mailing date of the previous year’s annual meeting proxy statement. Because the Company’s 2011 annual meeting proxy statement was mailed in November 2011, the Company decided to use March 1, 2012 as the deadline for submitting a shareholder proposal for the 2012 annual meeting in accordance with Exchange Act Rule 14a-8(e).

Page 6	August 31, 2012

Where You Can Find More Information, page 88

12.	Please note that you should revise this section to file any documents filed after the filing date of your proxy statement that you are incorporating by reference.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been updated to include all of the documents that were filed after the filing date of Preliminary Proxy Statement Amendment No. 1 that the Company is incorporating by reference.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10-5922-8001.

Very truly yours,

By: /s/ Lee Edwards
Name: Lee Edwards

cc:	Louis A. Bevilacqua (Pillsbury Winthrop Shaw Pittman LLP) Peter X. Huang (Skadden, Arps, Slate, Meagher & Flom LLP)